FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  6 November, 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 2.30 a.m. (EST)
November 6, 2008

SIGNET
REPORTS

THIRD QUARTER
 SALES

Signet
Jewelers Ltd
 (
NYSE
 and
LS
E: SIG
), the world's largest specialty retail jeweler, today announced its sales performance for the 13 and 39 weeks to
Novem
ber
1,
200
8
.

13 WEEKS TO
NOVEM
BER
1,
200
8
Group
same
 store
 sales
declined
 by
6.6
% in the 13 week
 period.
  Total sales
were
down

by
7.
3
%
on a reported basis
to

$
629.4
 million (13 weeks to
November

3,
200
7
:
$6
78.7
 million)
 reflecting an underlying de
crease of
4.3
% at constant exchange rates (see note 1).
The breakdown of
the
sales
performance
was as follows:

	Sales		Change on Previous Year
	$ m	% of Total	Reported	At Constant Exchange Rates	Same S tore Sales
US	467. 2	74.2%	(4.3) %	(4.3) %	(7.9)%
UK	162. 2	25.8%	(14.9) %	(4. 3 ) %	(2.4) % ( [a] )
GROUP	629. 4	100.0%	(7.3) %	(4.3) %	(6.6)%

  Same store sales
  :
  H.Samuel
  down
   by
  (1.6
  )
  %

  and Ernest Jones
  down
   by
  (3.
  3
  )%
  .

39 WEEKS TO
N
ovember

1,
200
8
Group
same store

sales
declined

by
4
.
3
%
 in the 39 week
 period
. Total sales
were
down
 by
2.6
%
on a reported basis t
o $
2,
220.6
 million (39 weeks to

Novem
ber
 3,
 200
7: $2,2
8
0.
5
 mill
ion) reflecting an underlying de
crease of
1.6
%
at constant exchange rates (see
n
ote
1
).
The
a
verage US
do
llar exchange rate for the period was £1/$
1.
9
2
 (39 weeks to
Novem
ber

3,
200
7
: £1/$2.00
).
  The breakdown
of the sales performance
was as follows:

	Sales		Change on Previous Yea r
	$ m	% of Total	Reported	At Constant Exchange Rates	Same Store Sales
US	1,673.9	75. 4%	(1.8) %	(1.8) %	( 6. 0 )%
UK	54 6.7	24.6%	(5.0) %	(1.0) %	0. 8% ( [b] )
GROUP	2,22 0.6	100.0%	(2.6) %	(1.6) %	(4.3)%

  Same
   store
   sales: H.Samuel
  up
   by
  1.1
  %
  and Ernest Jones
  up
   by
  0.
  5
  %.

Terry Burman, Grou
p Chief Executive, commented "
In the US
,
 s
ame store sales
for the first six weeks
of the quarter
were consistent with the first half. However the last seven weeks showed a marked deterioration reflecting
heightened
 consumer uncertaint
y
,

and
 same store sales
 were
 down by about
1
1
%
.
The
UK
 division

continued to outperform the non-food retail sector
on a
 same store sales
basis
.
Until mid
-
October,
the
 performance was
 broadly similar to
that reported by the business for
the
second quarter
 but

i
n the last three weeks

same store sales
declined by some 8%
.
In
 a
 very

difficult
 trading
 environment on both sides of the
Atlantic
,

w
e
have a strong business which we
continue to
manage cautiously
. Our
focus
is
on
maximizing gross margin dollars, a
tight control of cost
s

and
inventory
,

a
s well as

maintain
ing
 a strong
 balance sheet
.
"

Enquiries:	Terry Burman, Group Chief Executive	+ 1 441 296 5872
	Walker Boyd, Group Finance Director	+ 1 441 296 5872

Press:	John Dudzinsk y, Taylor Rafferty	+1 212 889 43 50
	Jonathan Glass, Brunswick	+44 (0)20 7404 5959

Signet

operated 1,
991

special
ty retail jewelry stores at
 Novem
ber
1
,
2008
; these included 1
,
4
31
 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated
5
60
 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetjewelers.com
.
 See also

www.kay.com
,
www.jared.com
,
www.hsamuel.co.uk
   and
www.ernestjones.co.uk
.

Investor R
elations Program Details

Third Quarter Results
The results for the
13 and 39 week
period
s
 to
Novem
ber
 1,
 200
8

are expected to
be announced at
7
.30
a.m
.
 (
EST
) on
Tuesday November
25,
200
8
. On that day there will be a conference c
all chaired by Terry Burman at
9
.00
a
.m.
 (
EST
) (
2.00 p.m.

GMT
 and
6.00 a.m.
 Pacific Time) and a simultaneous
audio
cast available at
www.signetjewelers.com
. The details for the conference call on the results are:

US dial-in:	+1 718 354 1388
US 48hr replay:	+1 718 354 1112	Access code: 5540805#

European dial-in:	+44 (0)20 7806 1957
European 48hr replay:	+44 (0)20 7806 1970	Access code: 5540805#

Note
1
 -
Impact of constant exchange rates
The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analyzing
 and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

13 weeks to November 1, 2008	13 weeks to November 1 , 200 8 as reported	13 weeks to Novem ber 3 , 200 7 as reported	Change at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$ m	$ m	%	$ m	$ m	%
Sales by origin and destination
US	467. 2	488.2	(4.3)	-	488.2	(4.3)
UK , Channel Islands & Republic of Ireland	1 62. 2	190.5	(14.9)	(21.1)	169.4	(4.3)
	6 29. 4	678.7	(7. 3 )	(21.1)	6 57.6	(4.3)

39 weeks to November 1, 200 8	39 weeks to November 1 , 200 8 as reported	39 weeks to Novem ber 3 , 200 7 as reported	Change at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$ m	$ m	%	$ m	$ m	%
Sales by origin and destination
US	1,6 73.9	1,705.1	(1. 8 )	-	1,705.1	(1. 8 )
UK , Channel Islands & Republic of Ireland	5 4 6.7	575.4	(5.0)	(23.0)	5 52.4	(1.0)
	2,2 2 0.6	2,280.5	(2.6)	(23.0)	2,2 57.5	(1.6)

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Annual Report
& Accounts
of Signet Group plc
furnished as an exhibit to its Report on Form 6-K

furnished
 with the U.S. Securities and Exchange Commission on
May
1
,

200
8
 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized
. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  6 November 2008